EX-28.h.12

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT FOR
DIMENSIONAL INVESTMENT GROUP INC.

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this 7th day of January, 2026, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of the U.S. Large Company Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).
WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides various services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and
WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the ETF class shares (the “ETF Class”) of the Portfolio;
NOW, THEREFORE, the parties hereto agree as follows:
1.
Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of the ETF Class of the Portfolio to the extent necessary to reduce the ordinary operating expenses (excluding expenses incurred through investment in other investment companies) (“Portfolio Expenses”) so that the Portfolio Expenses of the ETF Class, on an annualized basis, do not exceed 0.08% of the average net assets of the ETF Class of the Portfolio (“Annualized Expense Ratio”).

2.
Duty to Reimburse Dimensional. If, at any time, the annualized expenses of the ETF Class of the Portfolio are less than the Annualized Expense Ratio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the annualized Portfolio Expenses for the ETF Class of the Portfolio to exceed the Annualized Expense Ratio. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.
4.
Duration and Termination. This Agreement shall begin on January 7, 2026, and shall continue in effect until February 28, 2027 for the ETF Class of the Portfolio and shall continue in effect from year to year thereafter for the ETF Class of the Portfolio, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty (30) days prior to the end of the one-year period, of its intention to terminate the Agreement for the ETF Class of the Portfolio. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP
By: DIMENSIONAL HOLDINGS INC., General Partner
By: /s/Carolyn Lee Name: Carolyn Lee Title: Vice President	By: /s/Valerie A. Brown Name: Valerie A. Brown Title: Vice President

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